UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.___________________________________________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Public Joint Stock Company Commercial Bank “PrivatBank”
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Ukraine
(Jurisdiction of Subject Company’s Incorporation or Organization)

Public Joint Stock Company Commercial Bank “PrivatBank”
(Name of Person(s) Furnishing Form)

5.799% Loan Participation Notes due 2016 with an interest rate step-up in 2011 issued by, but without recourse to, ICBC Standard Bank plc for the sole purpose of funding a subordinated loan to Public Joint Stock Company Commercial Bank “PrivatBank”
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Lyudmyla Shmalchenko, Deputy Chairman of the Board – Director of Treasury, 50 Naberezhna Peremohy Street, Dnepropetrovsk, Ukraine, 49094; Tel: +380567161507
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 26, 2015
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)
Exhibit Number	Description
99.1	Private Bank Press Release Announcement 2015
99.2	Consent Solicitation Memorandum 2015
99.3	Notice of Meeting

(b)	Not Applicable

Item 2.	Informational Legends

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description
99.4	Quarterly Reports Q4 2013
99.5	Consolidated 2013 Financial Statements with Auditor Report Signed
99.6	Quarterly Reports Q1 2014
99.7	Quarterly Reports Q2 2014
99.8	Quarterly Reports Q3 2014
99.9	Quarterly Reports Q4 2014
99.10	Quarterly Reports Q1 2015
99.11	Monthly Report April 30, 2015
99.12	Monthly Report May 31, 2015

PART III - CONSENT TO SERVICE OF PROCESS

Public Joint Stock Company Commercial Bank “PrivatBank” is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lyudmyla Shmalchenko
(Signature)

Lyudmyla Shmalchenko, Deputy Chairman of the Board – Director of Treasury
(Name and Title)

June 29, 2015
(Date)